UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29738 / July 26, 2011

In the Matter of

STERLING CAPITAL FUNDS
434 Fayetteville Street Mall
5th Floor
Raleigh, NC 27601-0575

STERLING CAPITAL MANAGEMENT LLC
Two Morrocroft Centre
4064 Colony Road, Suite 300
Charlotte, NC 28211

(812-13834)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Sterling Capital Funds and Sterling Capital Management LLC filed an application on October
15, 2010, and amendments to the application on February 18, 2011, and July 12, 2011,
requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act")
exempting applicants from section 15(a) of the Act and rule 18f-2 under the Act. The order
would permit applicants to enter into and materially amend subadvisory agreements without
shareholder approval and would also grant relief from certain disclosure requirements.

On July 1, 2011, a notice of the filing of the application was issued (Investment Company Act
Release No. 29713). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a
hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Sterling Capital Funds and Sterling Capital Management LLC (File No. 812-13834) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary